MICHAEL D. HARRIS	DIRECT DIAL: (561) 471-3507
E-MAIL ADDRESS: mharris@nasonyeager.com	FAX NUMBER: (561) 686-5442

SABADELL UNITED  BANK TOWER
1645 PALM BEACH LAKES BOULEVARD
SUITE 1200
WEST PALM BEACH, FLORIDA 33401

TELEPHONE (561) 686-3307   ☐ FACSIMILE (561) 686-5442
www.nasonyeager.com

June 15, 2012

VIA EDGAR
Ms. Leigh Ann Schultz
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Dear Ms. Schultz

We are responding to the Staff’s most recent comment letter (the “Comment Letter”).  As we briefly discussed, we have advised the management of our client, Aspen Group, Inc. that it does not have the authority to write off the related party receivable without approval of the Board of Directors.  Inasmuch as Aspen Group, Inc. has scheduled a Board meeting for late June 2012, we think it is appropriate to defer responding more fully until after the Board of Directors has considered the Staff’s Comment Letter, and we have provided appropriate legal advice.

Thank you very much for your consideration.

Very truly yours,

NASON, YEAGER, GERSON, WHITE & LIOCE, P.A.

/s/ Michael D. Harris

MICHAEL D. HARRIS

cc:  Mr. Michael Mathews (via email)
       Mr. David Garrity (via email)